SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2006, incorporated by reference herein:

Exhibit
99.1
Release dated December 5, 2006, entitled “CANCELLATION OF LISTING OF
ORDINARY SHARES ON THE OFFICIAL LIST”
99.2
Release dated December 6,2006, entitled “ VATUKOULA ANNOUNCEMENT “

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: December 6, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

CANCELLATION OF LISTING OF ORDINARY SHARES ON THE OFFICIAL LIST

DRDGOLD has asked the UK Financial Services Authority to cancel the listing of the Company’s ordinary shares (“Ordinary Shares”) on the UK Official List. It is expected that the cancellation of the UK share listing will take effect at 8.00 a.m. (UK time) on Monday, 8 January 2007.

The Ordinary Shares have been listed on the UK Official List since 19 July 1950. Currently, shareholders holding 814,624 Ordinary Shares (equivalent to approximately 0.25% of the total issued share capital of the Company) appear on the Company’s UK register of members.

However, since listing in the UK, only a small amount of trading in the Ordinary Shares has been conducted on the London Stock Exchange (“the LSE”) and the current trading platform on which the LSE places the Ordinary Shares makes trading even more difficult, particularly for retail investors. In view of this lack of trading ability, and taking into account the high costs associated with being admitted to the UK Official List, it is considered that there is no longer significant benefit to the Company to maintain this listing.

Following cancellation of the listing, the Company’s UK register of members will still be maintained, and all matters relating to the Ordinary Shares dealt with by the Company’s UK registrars, Capita Registrars, will be handled as before.

Consideration is currently being given to alternative ways in which the Company’s UK shareholders can deal in Ordinary Shares and further information in this regard will be issued in due course.

5 December 2006
Johannesburg

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

VATUKOULA ANNOUNCEMENT

DRDGOLD draws attention to an announcement by Emperor Mines Limited (“Emperor”) yesterday in which it stated that, after an extensive three-month review of Vatukoula Mine (“Vatukoula”), it had determined that continued mining operations were no longer economically viable and therefore the mine would cease production today.

Pending completion of a strategic review to optimise the value of Vatukoula and other Fijian land holdings, the mine would be placed on a care and maintenance programme, Emperor said.

Chief Executive Officer Mark Wellesley-Wood said DRDGOLD would work closely with the
Board and executive management of Emperor as well as ANZ Bank, in the coming weeks, to review all the options available to Emperor.

DRDGOLD, through its wholly owned subsidiary, DRD (Offshore) Limited, holds 78.72% of the issued shares of Emperor which is listed on the Australian Stock Exchange (“ASX”). Emperor wholly owns Vatukoula and the Tolukuma gold mine in Papua New Guinea (“PNG”), and has a
20% interest in the Porgera Joint Venture, also in PNG.

6 December 2006
Johannesburg